Exhibit 99.1

ArcelorMittal reports second quarter 2021 and half year 2021 results
Luxembourg, July 29, 2021 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1,2 for the three-month and six-month periods ended June 30, 2021.

Key highlights:
•	Health and safety performance: Protecting the health and wellbeing of employees remains the Company’s overarching priority; LTIF rate[3] of 0.89x in 2Q 2021 and 0.83x in 1H 2021
•
Significantly improved operating performance in 2Q 2021, with the continuing demand recovery supporting a further positive evolution of steel spreads and 2.4% sequential increase in steel shipments to 16.1Mt (vs. scope adjusted[4] 15.6Mt in 1Q 2021)

•	2Q 2021 operating income of $4.4bn compares to $2.6bn in 1Q 2021; 1H 2021 operating income of $7.1bn
•	EBITDA of $5.1bn in 2Q 2021, the strongest quarter since 2008 and 55.8% higher than 1Q 2021; 1H 2021 EBITDA of $8.3bn represents the strongest half year performance since 2008
•
Share of JV and associates net income in 2Q 2021 further improved to $0.6bn, reflecting continued strong performance at AMNS India[8] and AMNS Calvert[9]; 1H 2021 share of JV and associates net income $1.0bn

•	Net income of $4.0bn in 2Q 2021 vs. $2.3bn in 1Q 2021; 1H 2021 net income of $6.3bn (vs. adjusted net loss in 1H 2020 of $0.9bn)[7] represents the strongest half year performance since 2008
•
Free cash flow[18] of $1.7bn generated in 2Q 2021 ($2.3bn net cash provided by operating activities less capex of $0.6bn) includes a further $1.9bn investment in working capital on account of higher market prices; this brings the 1H 2021 free cash flow generated to $2.0bn ($3.3bn net cash provided by operating activities less capex of $1.2bn less minority dividends $0.1bn) despite a total $3.5bn investment in working capital

•	Gross debt declined to $9.2bn (vs. $11.4bn as end of 1Q 2021 and $12.3bn as end of 2020) and net debt declined to $5.0bn (vs. $5.9bn as end of 1Q 2021 and $6.4bn as end of 2020)
•	Since April 1, 2021, the Company returned $1.6bn to shareholders through share buybacks and the payment of the annual base dividend. Total returns to shareholders since September 2020 now total $2.8bn
Strategic update and outlook:
•
Leadership on decarbonization: New Group CO2 reduction target of 25% by 2030; new Europe CO2 reduction target of 35% (previously 30%) by 2030 includes the acceleration of DRI-EAF investments and the world’s first full scale zero carbon-emissions steel plant at Sestao, Spain; the new group decarbonization plan requires an estimated gross investment (pre-government funding) of $10bn

•
Capex update: FY 2021 capex is expected to increase to $3.2bn from previous guidance of $2.9bn to reflect the impacts of higher volumes and capacity utilization – the Company’s operating plan (including the number of tools utilized) has changed to reflect the strength of the demand environment

•	Demand outlook improving: The Company has upgraded its global apparent steel consumption (ASC) forecast in 2021 vs. 2020 from +7.5% to +8.5% (from previous growth estimate of +4.5% to +5.5%)
•
New $2.2bn share buy-back program: The Company will return the $1.2bn proceeds from the redeemed Cleveland Cliffs preference shares and has decided to advance $1bn as part of its prospective 2022 capital return to shareholders (equivalent to 50% of 1H 2021 FCF) as a share buy back program to be completed by the end of 2021

Financial highlights (on the basis of IFRS1,2):
(USDm) unless otherwise shown	2Q 21	1Q 21	2Q 20	1H 21	1H 20
Sales	19,343	16,193	10,976	35,536	25,820
Operating income / (loss)	4,432	2,641	(253)	7,073	(606)
Net income / (loss) attributable to equity holders of the parent	4,005	2,285	(559)	6,290	(1,679)
Basic earnings / (loss) per common share (US$)	3.47	1.94	(0.50)	5.40	(1.57)

Operating income/ (loss) / tonne (US$/t)	276	160	(17)	217	(18)
EBITDA	5,052	3,242	707	8,294	1,674
EBITDA/ tonne (US$/t)	314	197	48	255	49

Crude steel production (Mt)	17.8	17.6	14.4	35.4	35.5
Steel shipments (Mt)	16.1	16.5	14.8	32.6	34.3
Total group iron ore production (Mt)	11.2	13.3	13.5	24.5	27.9
Iron ore production (Mt) (AMMC and Liberia only)	4.9	7.3	6.7	12.2	13.5
Iron ore shipment (Mt) (AMMC and Liberia only)	4.6	7.4	6.8	12.0	13.3
Note: As previously announced, effective 2Q 2021, ArcelorMittal has amended its presentation of reportable segment to report only the operations of AMMC and Liberia within the Mining segment. The results of every other mine is accounted for within the steel segments that it primarily supplies. As from 2Q 2021 onwards, ArcelorMittal Italia is deconsolidated and accounted as a joint venture.
Commenting, Mr. Aditya Mittal, ArcelorMittal Chief Executive Officer, said:
“In addition to our half year results, we have today also published our second group Climate Action Report, which sets out our intent to be at the forefront of the transition to net zero in our sector. This intent is reflected in the new targets announced in the report – a new group-wide target of a 25% reduction in carbon emissions by 2030, and an increase in the target for our European business, to 35% by 2030. These targets are the most ambitious in our sector and build on the progress we have already made this year. In recent weeks we announced plans for ArcelorMittal to have the world’s first full-scale zero carbon-emissions steel plant. Earlier this year we launched XCarb™, our new brand for all low-carbon initiatives including green steel certificates13, low carbon products, and the XCarb™ innovation fund which is investing in new technologies associated with the decarbonization of the steel industry. To achieve net zero by 2050, accelerating progress in the next decade is vital and ArcelorMittal is committed to seeing how we can move faster, working collaboratively with stakeholders in the regions we operate.”
“On the financial side, the second quarter has seen a continued strong recovery backdrop alongside a sustained lean inventory environment. This resulted in even healthier spreads in our core markets than in the first three months of the year, supporting the best quarterly and half year result we have reported since 2008. This has enabled us to further improve our balance sheet and deliver on our commitment to return cash to shareholders. Our performance is clearly very welcome after the unprecedented disruption the business and our people faced in 2020. I would like to thank all our employees again for the way in which they managed this volatility and have been able to quickly bring production back online to maximize the opportunity from the current extraordinary market conditions."
“Looking forward, we see the demand outlook further improving into the second half and have therefore upgraded our steel consumption forecasts for the year.”

Sustainable development and safety performance
Health and safety - Own personnel and contractors lost time injury frequency rate
Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines (in respect of COVID-19), and specific government guidelines have been followed and implemented. We continue to ensure extensive monitoring, with stringent sanitary practices and social distancing measures at all operations and have implemented remote working wherever possible and provided essential personal protective equipment to our people.
Health and safety performance based on own personnel and contractors lost time injury frequency (LTIF) rate was 0.89x in the second quarter of 2021 ("2Q 2021") as compared to 0.78x for the first quarter of 2021 ("1Q 2021"). Prior period figures have not been recast for the ArcelorMittal USA disposal which took place in December 2020 and exclude ArcelorMittal Italia (which is now accounted for under the equity method) for all periods.
Health and safety performance in the first six months of 2021 (“1H 2021”) was 0.83x as compared to 0.63x in the first six months of 2020 (“1H 2020”).
The Company’s efforts to improve its health and safety record aim to strengthen the safety of its workforce with an absolute focus on eradicating fatalities.
A change to the Company’s executive remuneration policy has been made to reflect the renewed safety focus. This includes a substantial increase in the proportion of the short-term incentive plan that is linked to safety, as well as a tangible link to broader ESG topics in the long-term incentive plan.
Own personnel and contractors - Frequency rate
Lost time injury frequency rate	2Q 21	1Q 21	2Q 20	1H 21	1H 20
NAFTA	0.17	0.71	0.51	0.43	0.60
Brazil	0.26	0.17	0.14	0.22	0.31
Europe	1.41	0.94	0.93	1.16	0.94
ACIS	1.03	1.02	0.48	1.02	0.70
Mining	0.71	0.62	—	0.68	0.19
Total	0.89	0.78	0.50	0.83	0.63
Key sustainable development highlights for 2Q 2021:

During 2Q 2021, the Company highlighted:
•
New Climate action report published July 2021: New Group CO2 reduction target of 25% by 2030 which includes an acceleration of the Europe CO2 reduction target to 35% by 2030 (from 30% by 2030 previously); the new targets will require an estimated gross investment (pre-government support) of $10 billion through 2030[22]

•
The world’s first full scale zero carbon-emissions steel plant announced: In line with its new accelerated targets, the Company has announced the first full scale zero carbon-emissions (scopes 1+2) steel plant at Sestao (Spain)

•
ArcelorMittal has agreed to partner with the Science-Based Targets initiative (SBTI) to support their development of a 1.5OC methodology for the steel industry: A key input to this process will be the work of the Net Zero Steel Pathway Methodology Project, established and led by four steel companies including ArcelorMittal over the past 15 months, alongside Worldsteel and ResponsibleSteel™. The SBTI project is expected to be completed in 2022

•
Investments in the Company's recently launched XcarbTM Innovation fund: On June 8, 2021, ArcelorMittal announced the completion of its first investment since the launch of the fund with an initial $10 million investment in Heliogen, a renewable energy technology company which focuses on ‘unlocking the power of sunlight to replace fossil fuels’. Heliogen’s technology will harness solar energy by using a field of mirrors which will act as a multi-acre magnifying glass to concentrate and capture sunlight. The sunlight will then be subsequently converted into heat (HelioHeat™), electricity (HelioPower™) or clean fuels (HelioFuel™). All three Heliogen products have the potential to be applicable to the steelmaking process and support the steel industry’s transition to carbon-neutrality.

On July 21, 2021, ArcelorMittal announced it has completed its second investment in the Company’s recently launched XCarb™ innovation fund, serving as lead investor in Form Energy’s $200 million Series D financing round, with a $25 million equity injection. Form Energy, which was founded in 2017, is working to accelerate the development of its breakthrough low-cost energy storage technology to enable a reliable, secure, and fully-renewable electric grid year-round. Alongside the $25 million investment, ArcelorMittal and Form Energy have signed a joint development agreement to explore the potential for ArcelorMittal to provide iron, tailored to specific requirements, to Form Energy as the iron input into their battery technology.
•
ResponsibleSteel™ site certification in Belgium, Germany and Luxembourg: On July 20, 2021 ArcelorMittal announced that it has achieved ResponsibleSteel™ site certification in Belgium (Geel, Genk, Gent and Liège), Luxembourg (Belval, Differdange and Rodange) and Germany (Bremen and Eisenhüttenstadt). These are the first steel plants globally to be independently audited and found to meet the standards required for ResponsibleSteel, the industry’s first global multi-stakeholder standard and certification initiative, having met rigorously defined standards across a broad range of social, environmental and governance criteria including: Climate change and greenhouse gas emissions; Water stewardship and biodiversity; Human rights and labour rights; Community relations and business integrity. ArcelorMittal Europe Flat Products plans to achieve full certification of all sites by the end of 2022.

•
Further investments to progress its digital transformation in Dunkirk: On July 6, 2021, ArcelorMittal inaugurated its first Digital Lab, located in Dunkirk (Nord), near its largest steel production site in Europe, with the support of local, regional and national public authorities. The Digital Lab will bring together other manufacturers, start-ups, universities and local digital players, with the aim of bringing the best of digital innovation to the steel industry and accelerating ArcelorMittal's digital transformation.

•
New highly sustainable product launched for use in extreme climates: On May 2021, ArcelorMittal launched a new product designed for use in extreme climates. Granite® HDXtreme is the latest pre-painted steel in ArcelorMittal’s organic coated Granite® range. It has a coating system that provides high levels of protection against UV and corrosion, designed for roofs and façades on buildings near the sea, and its performance is guaranteed for up to 40 years. Chromates and heavy metals-free, and 100% recyclable, Granite® HDXtreme is highly sustainable: it has a lower CO2 footprint compared with alternative solutions such as aluminum.

Analysis of results for the six months ended June 30, 2021 versus results for the six months ended June 30, 2020

Total steel shipments for 1H 2021 were 32.6 million metric tonnes (Mt) representing a decrease of 5.2% as compared to 34.3Mt in 1H 2020. Steel shipments on a scope adjusted basis (i.e. excluding the shipments of ArcelorMittal USA, sold to Cleveland Cliffs on December 9, 2020, and ArcelorMittal Italia14, deconsolidated as from April 14, 2021), increased by 13.4% as economic activity continued to recover. All segments experienced year on year shipment growth: Europe +11.5% (scope adjusted basis), Brazil +32.3%, ACIS +7.7% and NAFTA +18.4% (scope adjusted basis).
Sales for 1H 2021 increased by 37.6% to $35.5 billion as compared with $25.8 billion for 1H 2020, primarily due to higher average steel selling prices (41.5%) partly offset by lower steel shipments (5.2%) following the disposal of ArcelorMittal USA and the deconsolidation of ArcelorMittal Italia.
Depreciation of $1.2 billion for 1H 2021 as compared with $1.5 billion in 1H 2020 was broadly stable on a scope adjusted basis. The FY 2021 depreciation expense is expected to be approximately $2.6 billion (based on current exchange rates).
There were no impairment charges for 1H 2021. Impairment charges for 1H 2020 were $92 million and related to the permanent closure of the coke plant in Florange (France), at the end of April 2020.
There were no exceptional items for 1H 2021. Exceptional items for 1H 2020 were $678 million due to inventory related charges in NAFTA and Europe.
Operating income for 1H 2021 of $7.1 billion was primarily driven by positive steel price-cost effects (due to improved demand, which coupled with lean inventories supported significant increases in steel spreads and which, due to order book lags, are not yet fully reflected in results) and improved iron ore reference prices (+100.6%). The operating loss for 1H 2020 of $0.6 billion was primarily driven by the impairment and exceptional items discussed above, and lower steel spreads and iron ore market prices.
Income from associates, joint ventures and other investments for 1H 2021 was $1.0 billion as compared to $127 million for 1H 2020. 1H 2021 income is significantly higher on account of improved contribution from AMNS India8 , AMNS Calvert (Calvert)9 and other investees as well as the annual dividend received from Erdemir of $89 million. 1H 2020 income from associates, joint ventures and other investments was negatively impacted by COVID-19.
Net interest expense in 1H 2021 was lower at $167 million as compared to $227 million in 1H 2020 following debt repayments and liability management. The Company continues to expect full year 2021 net interest expense to be approximately $0.3 billion.
Foreign exchange and other net financing losses were $427 million for 1H 2021 as compared to losses of $415 million for 1H 2020.
•	Foreign exchange loss for 1H 2021 was $147 million as compared to a gain of $12 million in 1H 2020.
•
1H 2021 includes non-cash mark-to-market gains of $37 million related to the mandatory convertible bonds call option following the market price increase of the underlying share while 1H 2020 included a loss of $117 million.

•	1H 2021 and 1H 2020 also include early bond redemption premium expenses of $130 million and $66 million, respectively.
•	1H 2021 pension expenses are lower by $0.1 billion following the disposal of ArcelorMittal USA.
ArcelorMittal recorded an income tax expense of $946 million for 1H 2021 (including $391 million deferred tax benefit) as compared to $524 million for 1H 2020 (which included $262 million deferred tax expense).
ArcelorMittal’s net income for 1H 2021 was $6,290 million, or $5.40 basic earnings per common share, as compared to a net loss in 1H 2020 of $1,679 million, or $1.57 basic loss per common share.
Analysis of results for 2Q 2021 versus 1Q 2021 and 2Q 2020
Adjusted for the change in scope (i.e., excluding the shipments of ArcelorMittal Italia14), steel shipments in 2Q 2021 increased 2.4% as compared with 15.6Mt in 1Q 20214, as economic activity continued to recover. All segments experienced quarter-on-quarter shipment growth: Europe +1.0% (scope adjusted basis), Brazil +3.3%, ACIS +8.0% and NAFTA +3.2%. Total steel shipments in 2Q 2021 of 16.1Mt were +30.6% higher than 2Q 2020 on a scope adjusted basis (excluding ArcelorMittal Italia and ArcelorMittal USA): Europe +32.4% (scope adjusted); NAFTA +45.7% (scope adjusted); ACIS +17.0%; Brazil +43.9%.

Sales in 2Q 2021 were $19.3 billion as compared to $16.2 billion for 1Q 2021 and $11.0 billion for 2Q 2020. As compared to 1Q 2021, the 19.5% increase in sales was primarily due to higher realized average steel selling prices (+20.3%), offset in part by lower mining revenue due to lower shipment volumes (primarily due to the impact of a 4 week labour strike action and subsequent ramp up to full operations) at AMMC. Sales in 2Q 2021 were +76.2% higher as compared to 2Q 2020 primarily due to higher average steel selling prices (+61.3%), higher steel shipments (+8.1%), and significantly higher iron ore reference prices (+114%), partially offset by the impact of lower iron ore shipments (-33.5%).
Depreciation for 2Q 2021 was $620 million as compared to $601 million for 1Q 2021, and significantly lower than $739 million in 2Q 2020 (due in part to the deconsolidation of ArcelorMittal Italia as from mid-April 2021 and sale of ArcelorMittal USA from December 2020).
There were no exceptional items for 2Q 2021 and 1Q 2021. Exceptional items in 2Q 2020 of $221 million consisted of inventory related charges in NAFTA.
Operating income for 2Q 2021 was $4.4 billion as compared to $2.6 billion in 1Q 2021 and an operating loss of $253 million in 2Q 2020 (impacted by the exceptional item as discussed above). The increased operating income for 2Q 2021 as compared to 1Q 2021 reflects a positive price-cost effect in the steel business, improved steel shipments (on a scope adjusted basis) offset in part by weaker Mining segment performance (driven by lower iron ore shipments volumes offset in part by higher iron ore reference prices).
Income from associates, joint ventures and other investments for 2Q 2021 was $590 million as compared to $453 million for 1Q 2021 and loss of $15 million in 2Q 2020. 2Q 2021 is significantly higher on account of improved results from AMNS India8, Calvert9 and Chinese investees15, whilst 1Q 2021 also included dividend income from Erdemir of $89 million.
Net interest expense in 2Q 2021 was lower at $76 million as compared to $91 million in 1Q 2021 and $112 million in 2Q 2020, mainly due to savings following the repayments of bonds.
Foreign exchange and other net financing losses in 2Q 2021 was $233 million as compared to losses of $194 million in 1Q 2021 and gains of $36 million in 2Q 2020.
•
Foreign exchange loss in 2Q 2021 of $29 million, compares to $118 million loss in 1Q 2021 and $123 million gain for 2Q 2020, and includes non-cash mark-to-market gain of $33 million related to the mandatory convertible bonds call option (such impacts in 1Q 2021 and in 2Q 2020 were not material).

•	2Q 2021 also included early bond redemption premium expenses of $130 million.
ArcelorMittal recorded an income tax expense of $542 million (including deferred tax benefit of $226 million) in 2Q 2021 as compared to $404 million (including deferred tax benefit of $165 million) for 1Q 2021 and $184 million (including deferred tax expense of $84 million) for 2Q 2020.
ArcelorMittal recorded net income for 2Q 2021 of $4,005 million ($3.47 basic earnings per common share), as compared to net income of $2,285 million for 1Q 2021 ($1.94 basic earnings per common share), and a net loss of $559 million for 2Q 2020 ($0.5 basic loss per common share).

Analysis of segment operations
As previously announced, following the Company’s steps to streamline and optimize the business, primary responsibility for captive mining operations have been moved to the Steel segments (which are primary consumers of the mines' output). The Mining segment will retain primary responsibility for the operation of ArcelorMittal Mines Canada (AMMC) and Liberia, and will continue to provide technical support to all mining operations within the Group. As a result, effective 2Q 2021, ArcelorMittal has amended its presentation of reportable segments to reflect this organizational change, as required by IFRS. Only the operations of AMMC and Liberia are reported within the Mining segment. The results of each other mine are accounted for within the steel segments that it primarily supplies.
NAFTA
(USDm) unless otherwise shown	2Q 21	1Q 21	2Q 20	1H 21	1H 20
Sales	3,242	2,536	2,793	5,778	7,129
Operating income / (loss)	675	261	(342)	936	(452)
Depreciation	(71)	(71)	(151)	(142)	(292)
Exceptional items	—	—	(221)	—	(462)
EBITDA	746	332	30	1,078	302
Crude steel production (kt)	2,272	2,175	3,698	4,447	9,201
Steel shipments (kt)	2,590	2,511	3,797	5,101	9,333
Average steel selling price (US$/t)	1,062	850	670	957	697

NAFTA segment crude steel production increased by 4.5% to 2.3Mt in 2Q 2021, as compared to 2.2Mt in 1Q 2021 following an improvement in demand and the recovery of Mexican operations post disruptions due to severe weather in the prior quarter.
Steel shipments in 2Q 2021 increased by 3.2% to 2.6Mt, as compared to 2.5Mt in 1Q 2021. Adjusted for scope (excluding the impact of ArcelorMittal USA which was sold in December 2020), steel shipments were +45.7% higher in 2Q 2021 as compared to 1.8Mt in 2Q 2020 which was impacted by COVID-19.
Sales in 2Q 2021 increased by 27.8% to $3.2 billion, as compared to $2.5 billion in 1Q 2021, primarily due to a 24.9% increase in average steel selling prices and increase in steel shipments (as discussed above).
Exceptional items for 2Q 21 and 1Q 21 were nil. Exceptional items for 2Q 2020 of $221 million related to inventory charges.
Operating income in 2Q 2021 was $675 million as compared to $261 million in 1Q 2021 and an operating loss of $342 million in 2Q 2020 which was impacted by exceptional items noted above and by the COVID-19 pandemic.
EBITDA in 2Q 2021 of $746 million was higher as compared to $332 million in 1Q 2021, primarily due to a positive price-cost effect and higher shipment volumes as noted above, as well as the impacts of severe weather on our Mexican operations in the prior period. EBITDA in 2Q 2021 was higher as compared to $30 million in 2Q 2020 mainly due to a significant positive price-cost effect.
Brazil
(USDm) unless otherwise shown	2Q 21	1Q 21	2Q 20	1H 21	1H 20
Sales	3,263	2,535	1,204	5,798	2,807
Operating income	1,028	714	119	1,742	272
Depreciation	(56)	(53)	(52)	(109)	(122)
EBITDA	1,084	767	171	1,851	394
Crude steel production (kt)	3,150	3,034	1,692	6,184	4,371
Steel shipments (kt)	2,964	2,868	2,059	5,832	4,410
Average steel selling price (US$/t)	1,038	837	550	939	599

Brazil segment crude steel production increased 3.8% to 3.2Mt in 2Q 2021 as compared to 3.0Mt in 1Q 2021, and was significantly higher as compared to 1.7Mt in 2Q 2020 when production was adapted to match the reduced demand levels driven by the COVID-19 pandemic.

Steel shipments in 2Q 2021 increased by 3.3% to 3.0Mt as compared to 2.9Mt in 1Q 2021, primarily due to a 5.6% increase in flat product shipments (with increased exports), and higher long products shipments (up +0.8%). Steel shipments were 44% higher in 2Q 2021 as compared to 2.1Mt in 2Q 2020 due to both higher flat and long products.
Sales in 2Q 2021 increased by 28.7% to $3.3 billion as compared to $2.5 billion in 1Q 2021, following a 24.1% increase in average steel selling prices and a 3.3% increase in steel shipments.
Operating income in 2Q 2021 of $1,028 million was higher as compared to $714 million in 1Q 2021 and $119 million in 2Q 2020 (impacted by COVID-19 pandemic).
EBITDA in 2Q 2021 increased by 41.3% to $1,084 million as compared to $767 million in 1Q 2021, primarily due to a positive price-cost effect and higher steel shipments. EBITDA in 2Q 2021 was significantly higher as compared to $171 million in 2Q 2020 primarily due to a positive price-cost effect and higher steel shipments.
Europe
(USDm) unless otherwise shown	2Q 21	1Q 21	2Q 20	1H 21	1H 20
Sales	10,672	9,355	5,800	20,027	13,454
Operating income /(loss)	1,262	599	(228)	1,861	(654)
Depreciation	(316)	(299)	(355)	(615)	(704)
Impairment items	—	—	—	—	(92)
Exceptional items	—	—	—	—	(191)
EBITDA	1,578	898	127	2,476	333
Crude steel production (kt)	9,386	9,697	7,074	19,083	16,986
Steel shipments (kt)	8,293	9,013	6,817	17,306	16,117
Average steel selling price (US$/t)	948	813	633	878	636

Europe segment crude steel production was 3.2% lower at 9.4Mt in 2Q 2021 as compared to 9.7Mt in 1Q 2021 and higher as compared to 7.1Mt in 2Q 2020 (which was impacted by weak demand due to the COVID-19 pandemic). Following the formation of a public-private partnership between Invitalia and Acciaierie d’Italia Holding (ArcelorMittal’s subsidiary party to the lease and purchase agreement for the Ilva business), ArcelorMittal has deconsolidated the assets and liabilities as from mid-April 2021. Adjusted for this change of scope, crude steel production increased by 6.5% in 2Q 2021 as compared to 1Q 2021 primarily due to the restart of BF#B in Ghent, Belgium in March following a major reline where slab inventory had been built up during the downtime to maintain rolling utilization.
Steel shipments in 2Q 2021 decreased by 8.0% to 8.3Mt as compared to 9.0Mt in 1Q 2021. On a scope adjusted basis excluding ArcelorMittal Italia, steel shipments increased by +1%. Steel shipments were 21.6% higher in 2Q 2021 (32.4% on scope adjusted basis) as compared to 6.8Mt in 2Q 2020 (impacted by COVID-19), with higher flat and long steel shipments.
Sales in 2Q 2021 increased 14.1% to $10.7 billion, as compared to $9.4 billion in 1Q 2021, primarily due to 16.6% higher average selling prices (flat products +17.4% and long products +15.2%).
Operating income in 2Q 2021 was $1,262 million as compared to $599 million in 1Q 2021 and an operating loss of $228 million in 2Q 2020 (impacted by the COVID-19 pandemic).
EBITDA in 2Q 2021 of $1,578 million almost doubled compared to $898 million in 1Q 2021, primarily due to a positive price-cost effect. EBITDA in 2Q 2021 increased significantly as compared to $127 million in 2Q 2020 primarily due to a positive price-cost effect and higher steel shipments.

ACIS
(USDm) unless otherwise shown	2Q 21	1Q 21	2Q 20	1H 21	1H 20
Sales	2,768	2,128	1,224	4,896	2,732
Operating income / (loss)	923	535	(45)	1,458	(92)
Depreciation	(110)	(110)	(113)	(220)	(239)
Exceptional items	—	—	—	—	(21)
EBITDA	1,033	645	68	1,678	168
Crude steel production (kt)	2,975	2,683	1,956	5,658	4,954
Steel shipments (kt)	2,801	2,595	2,395	5,396	5,009
Average steel selling price (US$/t)	806	647	408	729	441

ACIS segment crude steel production in 2Q 2021 was 10.9% higher at 3.0Mt as compared to 2.7Mt at 1Q 2021 primarily due to improved production performance in South Africa. Crude steel production in 2Q 2021 was 52.1% higher as compared to 2.0Mt in 2Q 2020 primarily due to COVID-19 related lockdown measures implemented in South Africa in 2Q 2020.
Steel shipments in 2Q 2021 increased by 8.0% to 2.8Mt as compared to 2.6Mt as at 1Q 2021, mainly due to improved production performance as described above.
Sales in 2Q 2021 increased by 30.1% to $2.8 billion as compared to $2.1 billion in 1Q 2021, primarily due to higher average steel selling prices (+24.6%) and higher steel shipments (+8.0%).
Operating income in 2Q 2021 was $923 million as compared to $535 million in 1Q 2021 and an operating loss of $45 million in 2Q 2020.
EBITDA was $1,033 million in 2Q 2021 as compared to $645 million in 1Q 2021, primarily due to positive price-cost effect and higher steel shipments. EBITDA in 2Q 2021 was significantly higher as compared to $68 million in 2Q 2020, primarily due to positive price-cost effects and significantly higher steel shipments as above.

Mining
(USDm) unless otherwise shown	2Q 21	1Q 21	2Q 20	1H 21	1H 20
Sales	889	1,179	607	2,068	1,131
Operating income	508	779	268	1,287	415
Depreciation	(56)	(59)	(55)	(115)	(126)
EBITDA	564	838	323	1,402	541
Iron ore production (Mt)	4.9	7.3	6.7	12.2	13.5
Iron ore shipment (Mt)	4.6	7.4	6.8	12.0	13.3
Given the sale of ArcelorMittal USA in December 2020, the Company is no longer presenting coal production and shipments in its earnings releases.

Iron ore production (ArcelorMittal Mines Canada (AMMC)10 and Liberia only) decreased in 2Q 2021 by 32.9% as compared to 1Q 2021 and by 27.6% as compared to 2Q 2020. Lower production was primarily due to the impact of a 4 week labour strike action (and subsequent three week ramp up to full operations) at AMMC, and production impacts in Liberia following a rail accident.
Iron ore shipments decreased in 2Q 2021 by 39.2% as compared to 1Q 2021 and by 33.5% as compared to 2Q 2020, primarily driven by lower shipments in AMMC and Liberia as discussed above.
Operating income in 2Q 2021 decreased to $508 million as compared to $779 million in 1Q 2021 and increased as compared to $268 million in 2Q 2020.
EBITDA in 2Q 2021 decreased by 32.7% to $564 million as compared to $838 million in 1Q 2021, reflecting the negative impact of lower iron ore shipments (-39.2%), and higher freight costs offset in part by higher iron ore reference prices (+19.8%) and higher quality premia. EBITDA in 2Q 2021 was significantly higher as compared to $323 million in 2Q 2020, primarily due to higher iron ore reference prices (+114%) offset in part by lower iron ore shipments (-33.5%).

Joint ventures
ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers Calvert, 50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Group.
Calvert
(USDm) unless otherwise shown	2Q 21	1Q 21	2Q 20	1H 21	1H 20
Production (100% basis) (kt)*	1,234	1,261	632	2,495	1,879
Steel shipments (100% basis) (kt)**	1,155	1,137	673	2,292	1,895
EBITDA (100% basis)***	270	154	(8)	424	63
* Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.
** Shipments: all shipments including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.
*** EBITDA of Calvert presented as a stand-alone business and in accordance with group policy, following the weighted average method of accounting for cost of sales and inventory.
Calvert’s hot strip mill production during 2Q 2021 totaled 1.2Mt as compared to 1.3Mt in 1Q 2021.
EBITDA*** during 2Q 2021 of $270 million (100% basis) was higher as compared to $154 million in 1Q 2021, largely reflecting the improved market prices.
AMNS India
(USDm) unless otherwise shown	2Q 21	1Q 21	2Q 20	1H 21	1H 20
Crude steel production (100% basis) (kt)	1,831	1,824	1,218	3,655	2,961
Steel shipments (100% basis) (kt)	1,721	1,705	1,234	3,426	2,703
EBITDA (100% basis)	607	403	107	1,010	247
Despite the onset of further lockdowns related to second wave of the COVID-19 pandemic negatively impacting domestic demand, AMNS India was able to maintain robust production levels and utilize its coastal location and divert tonnes from domestic to the export market. As a result, crude steel production in 2Q 2021 remained stable at 1.8Mt as compared 1Q 2021.
AMNS India generated EBITDA of $607 million (100% basis) as compared to $403 million in 1Q 2021.
Liquidity and Capital Resources
Net cash provided by operating activities for 2Q 2021 was $2,312 million as compared to $997 million in 1Q 2021 and $302 million in 2Q 2020. Net cash provided by operating activities in 2Q 2021 includes a working capital investment of $1,901 million reflecting higher activity and pricing levels, as compared to a working capital investment of $1,634 million in 1Q 2021 and $392 million in 2Q 2020. Working capital needs in 2021 will be determined by the operating conditions towards the end of the year. We remain focused on maintaining the working capital efficiencies achieved in recent periods.
Capex of $569 million in 2Q 2021 compares to $619 million in 1Q 2021 and $401 million in 2Q 2020.
The FY 2021 capex guidance has been increased to $3.2 billion21 from previous guidance of $2.9 billion to reflect the impacts of higher volumes and capacity utilization – the Company’s operating plan (including the number of tools utilized) has changed to reflect the strength of the demand environment.
Net cash provided by other investing activities in 2Q 2021 of $687 million as compared to $887 million in 1Q 2021 and $37 million in 2Q 2020. 2Q 2021 cash inflow primarily relates to $0.7 billion cash received from the sale of 38.2 million Cleveland Cliffs shares. 1Q 2021 cash inflow primarily relates to $0.6 billion cash received from the sale of 40 million Cleveland Cliffs shares and the recovery of the cash collateral (short-term deposits) for the TSR receivables retained in ArcelorMittal USA after its disposal.
Net cash used in financing activities in 2Q 2021 was $3,780 million as compared to $1,388 million in 1Q 2021 and net cash provided by financing activities of $1,516 million in 2Q 2020. In 2Q 2021, net cash used in financing activities includes an outflow of $2.2 billion primarily related to bond repurchases as summarized below.

•	On April 9, 2021, at maturity, ArcelorMittal repaid all of the outstanding €285 million ($342 million) of its €500 million Fixed Rate Notes due 2021;
•
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased €471 million ($562 million) of its EUR denominated 2.25% Notes due 2024 for a total aggregate purchase price including accrued interest of €501 million ($595 million). Following this purchase, €529 million ($625 million) principal amount remained outstanding;

•
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased $460 million of its U.S. dollar denominated 3.60% Notes due 2024 for a total aggregate purchase price including accrued interest of $503 million. Following this purchase $290 million principal amount remained outstanding;

•
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased $73 million of its U.S. dollar denominated 6.125% notes due 2025 for a total aggregate purchase price including accrued interest of $86 million. Following this purchase, $183 million principal amount remained outstanding; and

•
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased $349 million of its U.S. dollar denominated 4.55% notes due 2026 for a total aggregate purchase price including accrued interest of $399 million. Following this purchase, $401 million principal amount remained outstanding.

In 1Q 2021, net cash used in financing activities includes an outflow of $0.6 billion primarily related to $0.3 billion decrease of commercial paper portfolio. Net cash provided by financing activities in 2Q 2020 includes net proceeds from the $2 billion offering of common shares and mandatorily convertible notes ($750 million common shares and $1.25 billion mandatorily convertible notes).
On June 18, 2021, ArcelorMittal announced that it had completed the second share buyback program announced on March 4, 2021. By market close on June 17, 2021, ArcelorMittal had repurchased 17,847,057 shares for a total value of approximately €469 million (equivalent to $570 million) at an approximate average price per share of €26.27. Furthermore, on July 7, 2021, ArcelorMittal announced that it had completed the third share buyback program announced on June 18, 2021 relating to the sale of 38.2 million Cleveland-Cliffs common stock. By market close on July 5, 2021, ArcelorMittal had repurchased 24,458,524 shares for a total value of approximately €630 million (equivalent to $750 million, of which $427 million was paid in June 2021 with $323 million paid in early July 2021) at an approximate average price per share of €25.77. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.
During 2Q 2021 the Company paid total dividends of $301 million of which $284 million was paid to ArcelorMittal shareholders and $17 million paid to minority shareholders which compares to $65 million in 1Q 2021 related to minority shareholders of AMMC and Bekaert.
Outflows from lease payments and other financing activities (net) were $250 million in 2Q 2021 (lease payments were $49 million for 1Q 2021 and $59 million for 2Q 2020) including $199 million related to cash on deconsolidation of ArcelorMittal Italia.
Gross debt decreased by $2.2 billion to $9.2 billion as of June 30, 2021, as compared to $11.4 billion as of March 31, 2021 and  $12.3 billion as of December 31, 2020. As of June 30, 2021, net debt decreased to $5.0 billion as compared to $5.9 billion as of March 31, 2021, primarily driven by free cash flows offset in part by share buy backs and dividends.
As of June 30, 2021, the Company had liquidity of $9.7 billion, consisting of cash and cash equivalents of $4.2 billion ($5.5 billion as of March 31, 2021 and $6.0 billion as of December 31, 2020) and $5.5 billion of available credit lines11.
As of June 30, 2021, the average debt maturity was 5.7 years.
Key recent developments
•
On July 29, 2021, ArcelorMittal announced a new share buyback program in the amount of $2.2 billion under the authorization given by the annual general meeting of shareholders held on June 8, 2021. The Company announced that it will (i) return the proceeds from the redeemed Cleveland Cliffs preference shares and (ii) advance a part of its prospective 2022 capital return to shareholders (to be funded from 2021 surplus cash flow under the capital return policy announced February 2021) by launching this new $2.2bn share buy-back to be completed by end of 2021. This Program will commence August 2, 2021 and is expected to be completed by December 31, 2021, subject to market conditions.

•
On July 28, 2021, ArcelorMittal North America Holding, a wholly owned subsidiary of ArcelorMittal SA, announced it had received approximately $1.2 billion in cash from Cleveland-Cliffs Inc. (‘Cliffs’) related to a purported redemption of Cliffs Series B Participating Redeemable Preferred Stock. The redemption of the preferred stock by Cleveland Cliffs brings the total cash proceeds from the sale of ArcelorMittal USA to $3.1 billion, all of which will have been returned to ArcelorMittal shareholders via share buybacks17.

•
On July 20, 2021, ArcelorMittal announced that it has achieved ResponsibleSteel™ site certification in Belgium, Germany and Luxembourg. The Company’s steelmaking sites in ArcelorMittal Belgium (Geel, Genk, Gent and Liège), Luxembourg (Belval, Differdange and Rodange) and Germany (Bremen and Eisenhüttenstadt) are the first steel plants globally to be independently audited and found to meet the standards required for ResponsibleSteel, the industry’s first global multi-stakeholder standard and certification initiative. The ResponsibleSteel audit process enables each site to prove that its production processes meet rigorously defined standards across a broad range of social, environmental and governance criteria including: Climate change and greenhouse gas emissions; Water stewardship and biodiversity; Human rights and labour rights; Community relations and business integrity.

The standard is based on 12 principles with a variety of criteria and underlying requirements. To be awarded with ResponsibleSteel certification, each site has to undergo a detailed third-party audit, with an independent Certification Committee making the final certification decision. ArcelorMittal worked with international auditor AFNOR and its German subsidiary GUTcert, both specialist companies providing certification and assessment services.
•
On July 13, 2021, ArcelorMittal signed a memorandum of understanding (MoU) with the Spanish Government that will see a €1 billion investment in decarbonization technologies at ArcelorMittal Asturias’ plant in Gijón and that ArcelorMittal Sestao will become the world’s first full-scale zero carbon-emissions steel plant. The investments will reduce CO2 emissions at ArcelorMittal’s Spanish operations by up to 4.8 million tonnes, which represents approximately 50% of emissions, within the next five years[20]. At the heart of the plan is a 2.3 million tonne green hydrogen direct reduced iron (DRI) unit, complemented by a 1.1 million tonne hybrid electric arc furnace (EAF). This starts the transition of the Gijón plant away from the blast furnace-basic oxygen furnace steelmaking production route to the DRI-EAF production route, which carries a significantly lower carbon footprint. The new DRI - which will be the first of its kind in Spain - and EAF will be in production before the end of 2025. To maximize the emissions reduction potential, ultimately green hydrogen will be used to reduce the iron ore in the DRI, with the EAF powered by renewable electricity. The support of the national and regional governments in this project is crucial as it will enable ArcelorMittal to have access to green hydrogen supplied through a consortium of companies that will cooperate in the construction of the infrastructure required in order to produce hydrogen in the Iberian Peninsula using solar‑powered electrolysis and to transport it directly through a network of pipelines. The initiative involves the construction of multiple large-scale solar farms, with hydrogen produced in situ and with the corresponding impact in terms of employment. The Gijón DRI will also feed the company’s Sestao plant, situated approximately 250km from Gijón, where production is already entirely from the electric arc furnace route. This means that by 2025 ArcelorMittal Sestao will produce 1.6 million tonnes of steel and be the world’s first full-scale steel plant to achieve zero carbon-emissions.

•
On June 18, 2021, ArcelorMittal North America Holding, a wholly owned subsidiary of ArcelorMittal SA announced the conclusion of the sale of its remaining 38.2 million common shares in Cleveland-Cliffs Inc. (‘Cleveland-Cliffs’). The value crystallized from the sale of Cleveland-Cliffs common shares was subsequently returned to shareholders via a $750 million share buyback program which was completed on July 7, 2021.

•
On June 8, 2021, the Annual General Meeting and Extraordinary General Meeting of shareholders of ArcelorMittal approved all resolutions by a strong majority. Over 73.5% of the voting rights were represented at the General meeting.

Outlook
Economic activity has progressively improved during 2Q 2021, with a favorable supply demand balance and a low inventory environment following a period of prolonged destocking, supporting increased utilization levels and healthy steel spreads. Based on year-to-date growth and the current economic outlook, ArcelorMittal now expects global apparent steel consumption (“ASC”) to grow further in 2021 by between +7.5% to +8.5% (revised up from previous expectation of +4.5% to +5.5% growth). By region:
•
In the US, ASC is expected to grow within a range of +16% to +18% in 2021 (up from previous guidance of +10.0% to +12.0%), with stronger ASC in flat and long products offset in part by weak pipe and tubes demand due to weak energy;

•
In Europe, ASC is expected to grow within a range of +13% to +15% in 2021 (up from previous guidance of +7.5% to +9.5%); with strong manufacturing (especially machinery and electrical appliances and residential construction) all back to at least pre-crisis levels, with automotive recovering from low levels albeit output limited by shortages in semi-conductors;

•
In Brazil, ASC is expected to continue to expand in 2021 with growth expected in the range of +21% to +23% (up significantly from previous guidance of +6.0% to +8.0%) supported by ongoing construction demand and recovery in the end markets for flat steel;

•	In the CIS, ASC growth in 2021 is expected to recover to within a range of +4% to +6% (unchanged from previous guidance);
•	In India, ASC growth in 2021 is expected to recover to within a range of +15% to +17% (slightly lower than previous guidance of +16% to +18%);
•	As a result, overall World ex-China ASC in 2021 is expected to grow within the range of +12% to +13% (up from previous guidance of +8.5% to +9.5%); and
•	In China, overall demand is expected to continue to grow in 2021 to +3% to +5% supported by ongoing stimulus (up from previous guidance of +1.0% to +3.0%).

ArcelorMittal Condensed Consolidated Statement of Financial Position1
In millions of U.S. dollars	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
ASSETS
Cash and cash equivalents and restricted funds	4,184	5,474	5,963
Trade accounts receivable and other	5,586	3,783	3,072
Inventories	16,286	13,228	12,328
Prepaid expenses and other current assets	3,344	3,160	2,281
Asset held for sale[12]	—	4,854	4,329
Total Current Assets	29,400	30,499	27,973

Goodwill and intangible assets	4,557	4,212	4,312
Property, plant and equipment	30,229	29,498	30,622
Investments in associates and joint ventures	9,090	7,205	6,817
Deferred tax assets	7,824	7,831	7,866
Other assets[16]	4,324	4,404	4,462
Total Assets	85,424	83,649	82,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,639	2,813	2,507
Trade accounts payable and other	14,076	12,231	11,525
Accrued expenses and other current liabilities	6,201	5,729	5,596
Liabilities held for sale[12]	—	3,271	3,039
Total Current Liabilities	22,916	24,044	22,667

Long-term debt, net of current portion	6,589	8,552	9,815
Deferred tax liabilities	1,958	1,812	1,832
Other long-term liabilities	7,636	7,259	7,501
Total Liabilities	39,099	41,667	41,815

Equity attributable to the equity holders of the parent	44,165	40,000	38,280
Non-controlling interests	2,160	1,982	1,957
Total Equity	46,325	41,982	40,237
Total Liabilities and Shareholders’ Equity	85,424	83,649	82,052

ArcelorMittal Condensed Consolidated Statement of Operations1
	Three months ended			Six months ended
In millions of U.S. dollars unless otherwise shown	Jun 30, 2021	Mar 31, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Sales	19,343	16,193	10,976	35,536	25,820
Depreciation (B)	(620)	(601)	(739)	(1,221)	(1,510)
Impairment items[5](B)	—	—	—	—	(92)
Exceptional items[6] (B)	—	—	(221)	—	(678)
Operating income / (loss) (A)	4,432	2,641	(253)	7,073	(606)
Operating margin %	22.9%	16.3%	(2.3)%	19.9%	(2.3)%

Income / (loss) from associates, joint ventures and other investments	590	453	(15)	1,043	127
Net interest expense	(76)	(91)	(112)	(167)	(227)
Foreign exchange and other net financing (loss) / gain	(233)	(194)	36	(427)	(415)
Income / (loss) before taxes and non-controlling interests	4,713	2,809	(344)	7,522	(1,121)
Current tax expense	(768)	(569)	(100)	(1,337)	(262)
Deferred tax benefit / (expense)	226	165	(84)	391	(262)
Income tax expense	(542)	(404)	(184)	(946)	(524)
Income / (loss) including non-controlling interests	4,171	2,405	(528)	6,576	(1,645)
Non-controlling interests income	(166)	(120)	(31)	(286)	(34)
Net income / (loss) attributable to equity holders of the parent	4,005	2,285	(559)	6,290	(1,679)

Basic earnings / (loss) per common share ($)	3.47	1.94	(0.50)	5.40	(1.57)
Diluted earnings / (loss) per common share ($)	3.46	1.93	(0.50)	5.39	(1.57)

Weighted average common shares outstanding (in millions)	1,154	1,178	1,119	1,165	1,066
Diluted weighted average common shares outstanding (in millions)	1,157	1,183	1,119	1,168	1,066

OTHER INFORMATION
EBITDA[19] (C = A-B)	5,052	3,242	707	8,294	1,674
EBITDA Margin %	26.1%	20.0%	6.4%	23.3%	6.5%

Total group iron ore production (Mt)	11.2	13.3	13.5	24.5	27.9
Crude steel production (Mt)	17.8	17.6	14.4	35.4	35.5
Steel shipments (Mt)	16.1	16.5	14.8	32.6	34.3

ArcelorMittal Condensed Consolidated Statement of Cash flows1
	Three months ended			Six months ended
In millions of U.S. dollars	Jun 30, 2021	Mar 31, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Operating activities:
Income /(loss) attributable to equity holders of the parent	4,005	2,285	(559)	6,290	(1,679)
Adjustments to reconcile net income/ (loss) to net cash provided by operations:
Non-controlling interests income	166	120	31	286	34
Depreciation and impairment items[5]	620	601	739	1,221	1,602
Exceptional items[6]	—	—	221	—	678
(Income) / loss from associates, joint ventures and other investments	(590)	(453)	15	(1,043)	(127)
Deferred tax (benefit) / expense	(226)	(165)	84	(391)	262
Change in working capital	(1,901)	(1,634)	(392)	(3,535)	(501)
Other operating activities (net)	238	243	163	481	627
Net cash provided by operating activities (A)	2,312	997	302	3,309	896
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(569)	(619)	(401)	(1,188)	(1,251)
Other investing activities (net)	687	887	37	1,574	132
Net cash provided by / (used in) investing activities	118	268	(364)	386	(1,119)
Financing activities:
Net (payments) relating to payable to banks and long-term debt	(2,232)	(624)	(395)	(2,856)	(619)
Dividends paid to ArcelorMittal shareholders	(284)	—	—	(284)	—
Dividends paid to minorities (C)	(17)	(65)	(7)	(82)	(110)
Share buyback	(997)	(650)	—	(1,647)	—
Common share offering	—	—	740	—	740
Proceeds from Mandatorily Convertible Notes	—	—	1,237	—	1237
Lease payments and other financing activities (net)	(250)	(49)	(59)	(299)	(118)
Net cash (used in) / provided by financing activities	(3,780)	(1,388)	1,516	(5,168)	1,130
Net (decrease) / increase in cash and cash equivalents	(1,350)	(123)	1,454	(1,473)	907
Cash and cash equivalents transferred from / (to) assets held for sale	10	(7)	—	3	—
Effect of exchange rate changes on cash	47	(106)	(13)	(59)	(144)
Change in cash and cash equivalents	(1,293)	(236)	1,441	(1,529)	763

Free cash flow (D=A+B+C)[18]	1,726	313	(106)	2,039	(465)

Appendix 1: Product shipments by region(1)
(000'kt)	2Q 21	1Q 21	2Q 20	1H 21	1H 20
Flat	1,896	1,822	3,328	3,718	8,181
Long	794	785	485	1,579	1,331
NAFTA	2,590	2,511	3,797	5,101	9,333
Flat	1,599	1,513	1,074	3,112	2,351
Long	1,381	1,370	994	2,751	2,079
Brazil	2,964	2,868	2,059	5,832	4,410
Flat	5,751	6,613	4,649	12,364	11,672
Long	2,404	2,290	2,054	4,694	4,224
Europe	8,293	9,013	6,817	17,306	16,117
CIS	2,097	2,035	2,032	4,132	3,859
Africa	703	560	361	1,263	1,147
ACIS	2,801	2,595	2,395	5,396	5,009
Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures(1,2)
(USDm)	2Q 21	1Q 21	2Q 20	1H 21	1H 20
NAFTA	73	74	120	147	349
Brazil	91	48	30	139	101
Europe	235	343	168	578	492
ACIS	120	94	66	214	240
Mining	43	54	12	97	52
Total	569	619	401	1,188	1,251
Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects
The following tables summarize the Company’s principal growth and optimization projects involving significant capex.
Ongoing projects
Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2021 (a)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	1H 2022 (b)
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160kt/year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	2H 2022 (c)
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	4Q 2023 (d)
Mining	Liberia	Phase 2 premium product expansion project	Increase production capacity to 15Mt/year	4Q 2023 (e)
Brazil	Juiz de Fora	Melt shop expansion	Increase in melt shop capacity by 0.2Mt/year	On hold (f)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year;	On hold (f)

a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion investment programme at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3Mt and significantly enhance the proportion of higher added-value products in its product mix. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5Mt of flat rolled steel, long steel c.1.5Mt and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017 and is expected to be completed at the end of 2021.
b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 1H 2022.
c) Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160kt/year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for 2H 2022.
d) In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.35 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. The project is expected to be completed in 4Q 2023.
e) ArcelorMittal Liberia has been operating a 5Mt direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. Final detailed engineering is in progress, whilst site preparation and tenders for key remaining equipment are underway. The plan is now to commence project construction post the monsoon season late 2021. Subject to a timely restart, first concentrate is expected in 4Q 2023. The capex required to conclude the project is expected to total approximately $0.8 billion as the project is effectively a brownfield opportunity given that more than 85% of the procurement and 60% of civil construction had already been completed.
f) Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade) projects are currently on hold, but are being presently re-evaluated.
Appendix 3: Debt repayment schedule as of June 30, 2021
(USD billion)	2021	2022	2023	2024	2025	>2025	Total
Bonds	—	0.6	1.3	0.9	1.1	2.0	5.9
Commercial paper	0.7	—	—	—	—	—	0.7
Other loans	1.1	0.4	0.2	0.2	0.1	0.6	2.6
Total gross debt	1.8	1.0	1.5	1.1	1.2	2.6	9.2

Appendix 4: Reconciliation of gross debt to net debt as of June 30, 2021
(USD million)	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
Gross debt (excluding that held as part of the liabilities held for sale)	9,228	11,365	12,322
Gross debt held as part of the liabilities held for sale	—	23	24
Gross debt	9,228	11,388	12,346
Less: Cash and cash equivalents and restricted funds	(4,184)	(5,474)	(5,963)
Less: Cash and cash equivalents and restricted funds held as part of the assets held for sale	—	(10)	(3)
Net debt (including that held as part of assets and the liabilities held for sale)	5,044	5,904	6,380

Net debt / LTM EBITDA	0.5	0.9	1.5
Appendix 5: Adjusted net income / (loss)
(USD million)	2Q 21	1Q 21	2Q 20	1H 21	1H 20
Net income / (loss)	4,005	2,285	(559)	6,290	(1,679)
Impairment items[5]	—	—	—	—	(92)
Exceptional items[6]	—	—	(221)	—	(678)
Adjusted net income / (loss)	4,005	2,285	(338)	6,290	(909)
Appendix 6: Terms and definitions
Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:
Adjusted net income / (loss): refers to reported net income/(loss) less impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents and restricted funds: represents cash and cash equivalents, restricted cash, restricted funds and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EBITDA: operating results plus depreciation, impairment items and exceptional items.
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Foreign exchange and other net financing (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders
Gross debt: long-term debt and short-term debt (including that held as part of the liabilities held for sale).
Impairment items: refers to impairment charges net of reversals.
Liquidity: cash and cash equivalents and restricted funds plus available credit lines excluding back-up lines for the commercial paper program.
LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
Mt: refers to million metric tonnes.
Net debt: long-term debt and short-term debt less cash and cash equivalents and restricted funds (including those held as part of assets and liabilities held for sale).
Net debt/LTM EBITDA: refers to Net debt divided by EBITDA (as used in the Company’s financial reporting) over the last twelve months.
Net interest expense: includes interest expense less interest income

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of Canada, Mexico; and also includes all Mexico mines (for 2020 and 2021 onwards) and Hibbing, Minorca, Princeton mines (for each periods of 2020, as they were included in the ArcelorMittal USA assets sold to Cleveland-Cliffs group in Dec 2020). The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions, and also includes Bosnia and Herzegovina capital iron ore mines. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan). Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.
Total iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e., increased spread between steel prices and raw material costs) or negative effect (i.e., a squeeze or decreased spread between steel prices and raw material costs).
Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.
YoY: refers to year-on-year.
Footnotes
1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. Segment information presented in this press release are prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents adjusted net income / (loss) as it believes it is a useful measure for the underlying business performance excluding impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash Flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company has revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine dividends that will be paid under its new dividend policy. The Company also presents the ratio of net debt to EBITDA for the last twelve-month period, which investors may find useful in understanding the Company's ability to service its debt. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS.

2.
New segmentation reporting: Following the Company’s steps to streamline and optimize the business, primary responsibility for captive mining operations have been moved to the Steel segments (which are primary consumers of the mines' output). The Mining segment will retain primary responsibility for the operation of ArcelorMittal Mines Canada (AMMC) and Liberia and will continue to provide technical support to all mining operations within the Group. As a result, effective 2Q 2021, ArcelorMittal has retrospectively amended its presentation of reportable segments to reflect this organizational change, as required by IFRS. Only the operations of AMMC and Liberia are reported within the Mining segment. The results of each other mine are accounted for within the steel segment that it primarily supplies.

3.	LTIF figures presented for 2Q 2021 of 0.89x excludes ArcelorMittal Italia (deconsolidated as from 2Q 2021 onwards) and compares with 0.78x in 1Q 2021.
4.	2Q 2021 steel shipments of 16.1Mt as compared to 15.6Mt in 1Q 2021 (which excludes 0.9Mt of steel shipments for ArcelorMittal Italia).
5.	Impairment charges for 1H 2021 were nil. Impairment charges for 1H 2020 were $92 million and related to the permanent closure of the coke plant in Florange (France), at the end of April 2020.
6.	Exceptional items in 2Q 2020 of $221 million consisted of inventory related charges in NAFTA. Exceptional items for 1H 2020 were $678 million due to inventory related charges in NAFTA and Europe.
7.	See Appendix 5 for reconciliation of adjusted net income /(loss).
8.
AMNS India has plans to debottleneck operations (steel shop and rolling parts) and achieve capacity of 8.6Mt per annum and medium-term plans to expand and grow to 14Mt per annum. The newly acquired Thakurani mines is now operating at full 5.5Mtpa capacity since 1Q 2021, while the second Odisha pellet plant is expected for completion early 3Q 2021, adding 6Mtpa for a total 20Mtpa of pellet capacity. AM/NS India signed a Memorandum of Understanding (MoU) with the Government of Odisha to set-up an integrated steel plant with a 12Mtpa capacity in Kendrapara district of state Odisha. Prefeasibility studies are at an advanced stages and expected to be submitted to Odisha government in 3Q 2021.

9.	Calvert has plans to construct a new 1.5Mt EAF & caster to be completed 1H 2023. The JV is to invest $775 million.
10.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
11.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. As of June 30, 2021, the $5.5 billion revolving credit facility was fully available.

12.	Assets and liabilities held for sale as of March 31, 2021, and December 31, 2020, include the assets and liabilities of ArcelorMittal Italia and heavy plate assets in Europe.
13.
The Company is offering green steel using a system of certificates. These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as the reference. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.

14.
The Investment Agreement stipulates a second equity injection by Invitalia, of up to €680 million, to fund the completion of the purchase of Ilva’s business by Acciaierie d’Italia, which is expected by May 2022 subject to certain conditions precedent. At this point, Invitalia’s shareholding in Acciaierie d’Italia would increase to 60%, with ArcelorMittal to invest up to €70 million to retain a 40% shareholding and joint control over the company. The conditions precedent include: the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; and the absence of restrictive measures – in the context of criminal proceedings where Ilva is a defendant – being imposed against Acciaierie d’Italia Holding or its subsidiaries. In case conditions precedent are not met, then the Acciaierie d’Italia Holding would not be required to complete the purchase of Ilva’s assets and its capital invested would be returned.

15.
In addition to the AM/NS India and Calvert joint ventures, the Company has important investments in China that provide valuable dividend streams and growth optionality. VAMA, our 50:50 joint venture with Hunan Valin, is a state-of-the-art facility focused on rolling steel for high-demanding applications in particular automotive. The business is performing well and plans to expand the current capacity by 40% to 2Mtpa over the next 2 years, financed from its own resources. The investment will allow VAMA to broaden its product portfolio and further enhance its competitiveness. This will in turn enable VAMA to meet the growing demand of high value add solutions from the Chinese automotive / NEV market and propel it to be among the top 3 automotive steel players in China by 2025. ArcelorMittal also owns a 37% interest in China Oriental, one of the largest H-Beam producers in China which has recently upgraded its asset portfolio and benefits from a strong balance sheet position.

16.
As of June 30, 2021, other assets include these main listed investments of Cleveland Cliffs at market value of $1,258 million (which have since been redeemed) and Erdemir (12%) at market value of $876 million. As of March 31, 2021, other assets include these main listed investments of Cleveland Cliffs (8%) at market value of $1,941 million and Erdemir (12%) at market value of $778 million. As of December 31, 2020, other assets included amongst others the listed investment of Cleveland Cliffs (16%) at market value of $1,988 million and Erdemir (12%) at market value of $850 million.

17.
ArcelorMittal is reviewing the notice of redemption and the associated calculation of the amount due, and reserves its rights to require an adjustment based on the applicable notice provisions and calculation period provided by the terms of the Preferred Stock.

18.
The Company has revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine dividends that will be paid under its new dividend policy. The comparative figures for free cash flow under the prior definition of cash flow from operations less capex were inflows in 2Q 2021 of $1,743 million, $378 million for 1Q 2021, $(99) million for 2Q 2020, $2,121 million for 1H 2021 and $(355) million for 1H 2020.

19.
Segment “Other & eliminations” EBITDA expenses were lower from a loss of $238 million in 1Q 2021 to an income of $47 million in 2Q 2021 principally due to the reduction of the stock margin eliminations between steel and mining businesses for the temporary unrealized profits on iron ore quantities existing in the steel subsidiaries. Despite the rise in iron ore prices per ton during the latest quarter, the stock margin eliminations have significantly reduced primarily due to lower iron ore quantities existing in the steel subsidiaries following the production impacts at AMMC (strike related) and Liberia (rail accident). No guidance is provided for FY2021 expectations as this will be determined by the iron ore price during the period.

20.
Should green hydrogen not be available at affordable rates by the end of 2025, natural gas would be used to power the DRI furnace. This would still result in a very significant reduction in CO2 emissions, of 4 million tonnes, approximately 45%.

21.	FY 2021 figures include $0.1 billion capex related to ArcelorMittal Italia which has been deconsolidated from 2Q 2021 onwards).
22.
The Company expects 35% of the planned $10 billion investment to be deployed up to 2025, with the remainder in the second part of the decade. The expectation is that over time low carbon technologies will become more competitive as the carbon price increases (and is applied globally) and technologies mature and become more efficient. This, however, will take considerable time. In the interim period, policy support will be essential to moderate the capital spend burden and ensure operational competitiveness. The required investments will not generate sufficient returns in the transition period and the technologies will require further development and refinement. Additionally, the costs associated with operating these technologies will likely be higher in the short-to-medium term than higher carbon-emission technologies. It is critical therefore there are policies in place to support regional and global competitiveness of assets that are first movers in the transition to low carbon steel. Policy instruments like contracts for difference, which were used to positive effect in the development a competitive renewable energy sector, have an important role to play. The Company believes that funding in the region of 50% of costs would be appropriate.

Second quarter and half year 2021 earnings analyst conference call
ArcelorMittal management including Aditya Mittal, Chief Executive Officer and Genuino Christino, Chief Financial Officer will host a conference call for members of the investment community to present and comment on the three-month and six-month period ended June 30, 2021 on: Thursday July 29, 2021 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.
The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#
Join the call via telephone using the participant code 7995055# or alternatively use the live audio webcast link
https://interface.eviscomedia.com/player/1139/index.en.html
Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results
Forward-Looking Statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal
ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 18 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.
Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate. For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.
We are one of the world’s largest producers of iron ore. With a geographically diversified portfolio of iron ore assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while own iron ore production reached 58.0 million metric tonnes.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Enquiries
ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.
ArcelorMittal corporate communications (E-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419